EXHIBIT 99.1

Press Release:
 Internet Gold-Golden Lines Ltd. Announces Results of the Public Tender for its Debenture
Offering in Israel

Ramat-Gan, Israel, March 3, 2014 - Internet Gold-Golden Lines Ltd. (NASDAQ and TASE: IGLD) (the “Company”), announced today the results of the public tender held on March 3, 2014 (the “Tender”) for its offering in Israel (the “Offering”) pursuant to a prospectus dated February 24, 2014 (the: “Prospectus”) of Series D Debentures, with a fixed annual interest rate of 6% (the “Debentures”). On February 27, 2014, the Company announced the results of the classified bidding for the Debentures.

In the Tender, the Company accepted orders for 117,597 units of the non-convertible Series D Debentures (each in the principal amount of NIS 1,000, the “Units”) for an aggregate principal amount of approximately NIS 117.5 million (approximately $33.7 million) at a price per Unit of NIS 1,070. The Company expects to receive gross offering proceeds of approximately NIS 125.8 million (approximately $36.1 million).

The Company will repay the principal amount of the Debentures in five installments as follows: (i) payments of 10% of the principal amount of the Debentures will be made on each of September 15, 2018 and 2019; (ii) payments of 30% of the principal amount of the Debentures will be made on each of September 15, 2020 and 2021; and (iii) a final payment of 20% of the principal amount of the Debentures will be made on September 15, 2022.

Interest on the outstanding principal of the Debentures will be paid on March 15 and September 15 of each of the years 2014-2022, other than the first interest payment which will be made on September 15. 2014.

The principal and interest will be linked to the consumer price index of January 2014.

The newly issued Debentures will be listed on the Tel Aviv Stock Exchange (TASE). As previously reported, Midroog Ltd., an Israeli rating company affiliated with Moody’s, awarded a local Baa1 stable rating for the Debentures Offering.

The Offering was  made in Israel only and not to U.S. persons. The Debentures will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States without registration or applicable exemption from the registration requirements according to the U.S. Securities Act of 1933. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any debentures.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company which is a controlled subsidiary of Eurocom Communications Ltd. Internet Gold’s primary holding is its controlling interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BEZQ). Internet Gold’s shares are traded on NASDAQ and the TASE under the symbol IGLD. For more information, please visit the following Internet sites:

www.igld.com
www.bcommunications.co.il
www.ir.bezeq.co.il

For further information, please contact:

Idit Cohen – IR Manager
idit@igld.com/ Tel: +972-3-924-0000

Investor relations contacts:
Mor Dagan - Investor Relations
mor@km-ir.co.il / Tel: +972-3-516-7620